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                            May 6, 2021

       Julien Gander, LL.M.
       General Counsel
       Molecular Partners AG
       Wagistrasse 14
       8952 Z  rich-Schlieren
       Switzerland

                                                        Re: Molecular Partners
AG
                                                            Registration
Statement on Form F-1
                                                            Filed April 22,
2021
                                                            File No. 333-255447

       Dear Mr. Gander:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your revisions in response to prior comment 1. Please remove references to the
                                                        "encouraging" activity
and/or tolerability of your programs on pages 6, 110 and 140.
                                                        Please also revise to
describe what you mean by "clinical benefit" on page 113.
       Our Pipeline, page 2

   2. We note your response to our prior comment 3. Please remove the two discovery programs from your
pipeline table. We will not object to a discussion of the programs below the table.
 Julien Gander, LL.M.
Molecular Partners AG
May 6, 2021
Page 2
Our Strategy, page 6

3. We note your revisions in response to prior comment 5. We also note statements that partnering with Novartis will allow you to more rapidly develop your product candidate and that your strategy is to rapidly advance the clinical development of your COVID-19 antiviral therapeutic product candidates. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative. Principal Shareholders, page 179

4. We note your revisions in response to prior comment 17 and reissue in part. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Suvretta Capital Management, LLC and Essex Woodlands
      Health Ventures VIII, LLC. It appears that UBS Fund Management (Switzerland) AG may be a wholly-owned subsidiary of UBS Group AG. If this is correct, please revise footnote 8 to the table accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong at (202) 551-3648 or Terence O   Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJulien Gander, LL.M.
                                                           Division of
Corporation Finance
Comapany NameMolecular Partners AG
                                                           Office of Life
Sciences
May 6, 2021 Page 2
cc:       Ryan Sansom, Esq.
FirstName LastName